HERRICK FEINSTEIN LLP.
                                 2 PARK AVNUE
                            NEW YORK, NEW YORK 10016

                                          February 2, 1999
VIA EDGAR

Uunited States Securities and Exchange Commission
Washington, D.C. 20549


Attention:  Jeffrey P. Riedler, Assistant Director

            Re:  Pharmhouse Corp.
                 Preliminary Proxy Statement
                 File No. 33-70096

Dear Mr. Riedler:

     On behalf of Pharmhouse Corp. (the "Company"), set forth below please find our response to your comments set forth in the Staff's January 29, 1999 letter of comment (the "Comment Letter") in connection with the Preliminary Proxy Statement filed by the Company on December 23, 1998. Our responses to your comments are listed in the order mentioned in the Comment Letter under the captions stated therein.

     Kindly note that we believe we have responded to all of the comments forwarded to us by the Staff. Accordingly, we respectfully request an expeditious review by the Staff of the revisions to the Proxy Statement. As we have previously indicated in our communications to the Staff, it is very important to the Company and its shareholders that the proxy materials be forwarded to the shareholders by the end of this week. Any further delays in convening the Shareholders Meeting to consider and vote upon the proposed merger beyond the proposed
March 3rd meeting date will entail additional expense to the Company as well as significant further delays in consummating the transaction, neither of which would be in the best interests of the Company's shareholders. Therefore, the assistance of the Staff in reviewing the enclosed revised Proxt Statement as soon as practicable would be most appreciated.

     General

     1. We confirm that there have been no material changes in the affairs of the Company since the last fiscal year of the Company which have not been described in the Proxy Statement or in any other filings made by the Company wiht the Securities and Exchange Commission (the "Commission").

     2. In early January, 1999, the Company moved its principal executive offices from 860 Broadway, New York, New York to the East Brunswick, New Jersey address indicated in the Proxy Statement. We have responded to the Commission's comment by revising the first sentence of the section under the caption "Information Concerning the Company" in the Proxy Statement.

     Background of the Merger

     3. In accordance with your request, we have quantified the term "fair" in describing the number of capital sources contacted.

     4. Since Mr. Davis had not previously discussed the potential roll up transaction with any of the executive officers of Phar-Mor, Inc. ("Phar-Mor"), he contacted Mr. Schwartz to introduce himself and obtain his views on the proposed transaction and the discount drug industry in general. A very brief telephone conversation ensued and it was agreed that on Mr. Schwartz's next visit to New York, they would meet for the first time. This meeting took place on September 22, 1998. The substance of these conversations related to the potential roll up transaction and did not pertain to any specific transaction between the Company and Phar-Mor. In accordance with your request, the circumstances of Mr. Davis's initial contact with Mr. Schwartz and the specific nature of such contact is now disclosed in the Proxy Statement.

     5. In accordance with your request, we have been advised that the date of the initial contact between Messrs. Davis and Schwartz occurred on September 3, 1998, and have revised the Proxy Statement accordingly.

     6. The purpose for the intial contact and the substance of the conversation between Messrs. Davis and Schwartz has been explained in paragraph 4 above.

     7. With the exception of the initial brief conversation between Messrs. Davis and Schwartz and the two subsequent meetings between those individuals that occurred on September 22nd, 1998, and October 13th, 1998, there were no other meetings between management of the two companies prior to the submission to the Company on October 29, 1998 of the written offer from Phar-Mor. Other than Jefferies & Company, Inc. ("Jefferies") receiving a request from was sent to Phar-Mor after obtaining the authorization of the Company, there was no contact or exchange of information between the companies. The Proxy Statement has been revised accordingly.

     8. The Proxy Statement has been revised to explain why the Board of Directors of the Company (the "Board") determined that it was necessary to establish a Special Committee and to set forth the names of the member sof such committee.

     9. Management of the Company knew of the relationships between Jefferies and Phar-Mor and the principal stockholder of Phar-Mor in January, 1998, at the time the engagement letter between the Company and Jefferies was executed. The members of the Board became aware of such relationships at the November 16, 1998 Board of Directors meeting. The Proxy Statement has been revised in accordance with your request.

     The relationships between Jefferies and Phar-Mor and Phar-Mor's principal stockholder is described in the Proxy Statement in accordance with your request. Furthermore, the disclosure in the Proxy Statement has also been review to explain the reasons for the presence of Jefferies' representatives at the November 16th meeting.

     10. The Company retained Jefferies as the Company's financial advisor in January, 1998, approximately nine months before the Company received the offer from Phar-Mor. The terms of such engagement provided that Jefferies would, if requested by the Company, render a fairness opinion in connection with an acquisition or sale of the Company. The Proxy Statement has been revised in accordance with your requet to describe the engagement by the Company of Jefferies.

     We have added disclosure in the Proxy Statement to explain the Special Committee's rationale in determining that Jefferies' prior relationships with Phar-Mor and its principal stockholder did not preclude Jefferies from either representing the Company or from rendering a fairness opinion.

     11. We have deleted the phase "nothing out of the ordinary" in accordance with the Commission's request and clarified the Proxy Statement to describe why the Special Committee concluded that Jefferies' relationship with Phar-Mor did not preclude retention by the Company or the rendering of the fairness opinion by Jefferies.

     Recommendation of the Special Committee and the Board

     12. The material factors considered by the Board are articulated in the Proxy Statement and consituted all of the material factors considered by the Board and the Special Committee. Disclosure has been added clarifying that neither the Board nor the Special Committee believed that there were any material negative factors to the proposed transaction.

     Opinion of Jefferies

     13.  In accordance with your request, all text in the Proxy
Statement originally presented in capital letters is not set forth in bold type face.

     Agreement with Executive Officers

     14. The Proxy Statement has been revised in accordance with your request to provide that the expiration dates of the three existing agreements were due to expire on January 30, 1000. The agreement were authorized in principle in January, 1998 but were not executed until November, 1998, since management was focusing on other more important issues. The nidividuals covered by the agreements received nominally higher compensation in accordance with what was authorized in January, 1998, as they received their annual raise.

     Conditions to the merger

     15. In accordance with your request, disclosure has been added to indicate which conditions to the merger are waivable.

     Information concerning the Company

     16. In accordance with your request, we have revised the Proxy Statement to clarify that the documentsa indicated therein are incorporated by reference to the Proxy Statement.

      Shareholder proposals for the annual meeting

     17. In accordance with your request, we have revised the Proxy Statement to indicate that the deadline for submitting proposals is May 15, 1999, which is approximately 60 days prior to the anticipated date of the next scheduled annual meeting of shareholders of the Company if the Merger is not approved. We have deleted the reference to the superseded Rule.

     Form 10-K

     Consolidated Financial Statements

     18. In accordance with the conversation which occurred yesterday among the Company, the Company's independent accountants and Kevin Vaughn, the Company will be reclassifying the litigation settlements on its income statement and re-filing its Form 10-K for the fiscal year ended January 31, 1998, and its Forms 10-Q for the fiscal quarters ended each of October 31, 1998, August 1, 1998 and May 2, 1998. The Proxy Statement will incorporate by reference to these amended filings. We have been advised by the Company that the amendments to these Forms will be filed by the end of the week, and confirm that we will not be mailing the Proxy Statement until we have received confirmation of such filings.

     In addition, consistent with the foregoing change in the financial presentation, the first paragraph under "The Merger-Background of the Merger" has been revised to indicate that the Company reported positive net income for the 1997 fiscal year only because of a non-recurring gain rather than an extraordinary gain.

     We believe that the foregoing properly addresses all of the comments raised by the Commission in the Comment Letter.

     Please do not hesitate to contact the undersigned if you have any questions regarding the foregoing.


                                      Respectfully submitted,



                                      /s/ David Lubin
                                      David Lubin

cc:  Mr. Kenneth A. Davis
     Melvin Katz, Esq.
     Sean McGuinness, Esq.
     Robert M. Salisbury